Mail Stop 4561

February 12, 2009

VIA U.S. MAIL AND FAX (310)496-1606

Mr. John V. Winfield
Chief Executive Officer
The Intergroup Corporation
820 Moraga Drive
Los Angeles, CA 90049

> **Re: The Intergroup Corporation**
> **Form 10-KSB for the fiscal year ended June 30, 2008**
> **File No. 001-10324**

Dear Mr. Winfield:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2008

Financial Statements

Consolidated Statements of Operations, page 34

1. We note that you separately present the operations of your Hotel, Real Estate and
    Investment segments on the face of your income statement. Explain to us how
    your presentation complies with Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1 – Business and Significant Accounting Policies and Practices

Minority Interest, page 40

2. Explain to us how you determined it would be appropriate to record an asset
    related to the minority interest in Justice Investors. In your response, tell us
    whether the minority investors are required to fund any portion of the
    accumulated net losses of the partnership. Cite any relevant accounting literature
    in your response.

Note 7 – Other Investments, Net, page 46

3. Please tell us the security-type that underlies your private equity hedge fund
    investment (i.e., unlisted securities). Please cite the accounting literature relied
    upon to account for this investment, as well as the remaining components of Other
    investments, net as of the balance sheet date.

4. We note that you recorded impairment losses on Other investments in accordance
    with EITF 03-1. Please note that FSP FAS 115-1 nullified EITF 03-1 and was
    applicable for you as of July 1, 2006. Please tell us whether you considered FSP
    FAS 115-1 in your determination of whether the identified impairment was other
    than temporary in nature. Additionally, please tell us the reasons why the
    valuation of these securities resulted in an additional impairment of $595,000
    during the three month period ended September 30, 2008.

Note 15 - Income Taxes, page 52

5. Please provide us with a schedule detailing the adjustments that make up the 11.9% "other adjustments" line item in your reconciliation of the federal statutory income tax rate to the effective tax rate.

6. We note that you have recorded a valuation allowance of approximately $1.2 million for the year ended June 30, 2008. Please tell us why the Company concluded a valuation allowance was required for the current year. Additionally, explain to us how you determined that a greater valuation allowance was not required in light of the significance of the hotel operations to your business, net losses recorded in the past two fiscal years as well as your expectation from your Form 10-Q for the period ended September 30, 2008 that you expect Hotel operating revenues to decline in the current fiscal year as a result of the dramatic downtown in the domestic and international economies and markets. Finally, expand your disclosure in your MD&A to more fully discuss the reasons for recording a valuation allowance in the current period.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief